

April 28, 2016

Via E-Mail
Jurgita Ashley
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

Re: **Rubicon Technology, Inc.**
Soliciting Material on Schedule 14A
Filed April 22, 2016 by Paragon Technologies, Inc., GAD Partners Fund LP,
GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deobrah R.
Mertz, Samuel S. Weiser
File No. 001-33834

Dear Ms. Ashley:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please provide support for the assertions that Rubicon is "denying Paragon the shareholder lists to which it is entitled under law" and "denying Paragon's right to nominate directors."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Orlic at (202) 551-3503 or me at (202) 551-3203 if you have any questions.

Sincerely,

/s/ Bryan J. Pitko

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions